

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 4, 2016

Frank D. Bracken, III
Chief Executive Officer
Lonestar Resources US Inc.
600 Bailey Avenue, Suite 200
Fort Worth, TX 76107

> **Re:** **Lonestar Resources US Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12(b)**
> **Filed February 16, 2016**
> **File No. 001-37670**

Dear Mr. Bracken:

We have reviewed your February 16, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 29, 2016 letter.

General

1. We have considered your analysis in response to prior comment 2 as to why you believe you qualify as a smaller reporting company under Item 10(f)(1) of Regulation S-K. Please supplementally provide us with a written response that demonstrates the calculation supporting your conclusion. Also explain, if applicable, how you concluded that shares held by Ecofin Water & Power Opportunities PLC constitute affiliated shares for purposes of your calculation.

Business, page 8

Development of Proved Undeveloped Reserves, page 14

2. Response five of your February 16, 2016 letter presents individual PUD changes as in the table below. These changes do not sum to the Fiscal Year End 2014 total set forth on

page 12. Please amend your document to disclose individually all material changes to your PUD reserves during the year due to: conversion to proved developed status; revisions of previous estimates; improved recovery; acquisition/divestment of minerals in place; extensions/discoveries.

Proved Undeveloped Reserves	MBOE
YE2013	10,005
Drilling (Discoveries/Extensions)	656
Acquisition	7,927
Converted to Proved Developed	-1,576
YE2014 Reconciliation of changes on page 14	17,012
YE2014 – Disclosed page 12	18,588

3.   Please provide us with the petroleum engineering reports you used/will use as the basis for the proved reserves you have disclosed/will disclose as of December 31, 2015. You may furnish these materials on digital media such as flash drive or compact disk. The report should include:

a)   One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)   Summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)   Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories;

d)   Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the five largest wells/locations in the proved developed and proved undeveloped categories (10 entities in all) as well as the AFE/capital cost inventory for each of the five PUD properties. Please ensure that the decline parameters (b-factor, initial/final production rates, initial/terminal decline rates), EURs and cumulative production figures are presented on the rate/time plots or another convenient location.

Please note that we have underlined similar items which we requested in our prior comment 36, but were omitted in your response materials.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Financial Information, page 52

4.   Provide a line item for your long-term obligations (including long-term debt, capital leases, and redeemable preferred stock). See Instruction 2 to Item 301 of Regulation S-K.

Outlook, page 55

5.   We have read the revisions that you have made in response to prior comment 13, clarifying the levels of production that were covered by your hedging instruments. Please also address the availability of derivatives for your anticipated production and the reasonably possible impact on your future operating results and financial condition, considering the current commodity price environment and any plans for the continuation or modification of this program.

Critical Accounting Estimates, page 68

6.   We have read your response to prior comment 16, regarding your disclosures about Critical Accounting Estimates, and note that you have not addressed any of the specific assumptions or uncertainties associated with your estimates. For example, the assumptions used in deriving estimates, descriptions about how the estimates are determined, how susceptible the estimates are to variability, any change in the underlying assumptions, the reasons for changes, resulting impact on the estimates, and factors that could cause your estimates to change in the future and the potential magnitude of future changes. We reissue prior comment 16.

Quantitative and Qualitative Disclosures about Risk, page 71

7.   We note your response to prior comment 17, concerning the model, assumptions and parameters involved in preparing your sensitivity analysis, and see that you have not provided the incremental disclosure. We reissue prior comment 17.

Directors and Executive Officers, page 80

8.   We note your revisions in this section in response to prior comment 20. Please expand the biographical narrative for Mr. Bannister to fully delineate the respective capacities and time periods that he served as an officer for each of Ernst & Young, D.R. Horton and

Richmond American Homes, consistent with the other revisions in this section.

Service and Employment Agreements, page 87

9.   We note your revised disclosure here in response to prior comment 24. Please tell us when the company plans to execute new employment/compensatory arrangements with your current executive officers.

Financial Statements and Exhibits, page 96

10.   We note that you have requested confidential treatment of portions of Exhibit 10.3. Please be advised that comments, if any, to this confidential treatment request will be forthcoming in a separate letter. If we issue any comments to the confidential treatment request, we will act upon any request for acceleration of the effective date of the Form 10-12(B) and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our comments.

Financial Statements

General

11.   We have read your response to prior comment 26, explaining that you did not include financial statements of Lonestar Resources Limited in your filing because you believe they are not material to investors, and would be confusing and misleading. However, given your plan to merge and continue its operations, you will need to include these financial statements to comply with Article 8 of Regulation S-X.

Note 3 – Acquisitions and Divestitures, page F-25

12.   We have read your response to prior comment 29, pertaining to the oil and gas properties acquired from Amadeus Petroleum, Inc., to which you ascribed $96 million in your purchase price allocation. Please provide the information about reserves for each location and category, your development plans and the related expenditures that were approved, also covering subsequent progress and activity related to the properties acquired, particularly during 2013 and 2014. Finally, please submit for review the reports of the third party engineers which you reference as the basis for your fair value assessment.

13.   We have read your response to prior comment 30 in which you indicate that 236,687,211 Amadeus Petroleum, Inc. ordinary shares were outstanding before your reverse merger, rather than the 212,000,000 implied by your disclosures stating that the 460 million shares issued to the accounting acquirer represented 68.5% of the shares outstanding immediately following the transaction. Please revise your disclosures to reflect the actual ownership percentages and to explain how ascribing additional value to the transaction

based on the amount of cash within the entity is consistent with the valuation based on quoted market prices.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, the undersigned, at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources